Listed on the Toronto Stock Exchange:CBD

Cumberland Resources

#950 – 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

News Release 03-04

April 9, 2003

Meadowbank Gold Project

Resource Growth Continues

2003 Drill Program Commences, Mine Development Permitting Initiated

CUMBERLAND RESOURCES LTD. (CBD-TSX) announces today that large drilling programs are now underway as the Company initiates the field component of its $10.5 million 2003 work program for the 100% owned Meadowbank Gold Project, located 70 kilometres north of Baker Lake, Nunavut.

A total of four drill rigs are scheduled to complete the Phase 1 program consisting of approximately 12,000 metres of drilling. Three drill rigs will focus on deposit definition and further exploration in the vicinity of the six known gold deposits at Meadowbank.  A fourth drill rig will concentrate on  an overburden drilling program to detect further exploration targets to the northeast of the Vault deposit.

Resource evaluations, incorporating the results from 2002 drill programs at the Vault deposit and the new PDF deposit, have now been completed.  Further resource estimation of the Connector and North Portage deposit are underway.

Vault Deposit – Q1/2003 Resources

Measured and Indicated	4,534,000 t grading 3.64 g/t	531,008 oz. gold
Inferred	5,479,000 t grading 3.52 g/t	620,062 oz. gold

“Vault is an integral part of the early stage mine plan for Meadowbank. We are very pleased to see conversion of approximately 50% of the resource into the combined measured and indicated category and a 20% increase in net ounces.” remarked Kerry Curtis, President and CEO.  “We are well underway towards achieving the 10 year mine life target for the project.”

At the PDF deposit an inferred level resource has been assigned:

PDF Deposit – Q1/2003 Resources

Inferred	344,000 t grading 5.20 g/t	57,511 oz. gold

The PDF deposit is a new discovery in the early stages of exploration and remains open for expansion. Continued expansion of the deposit is key focus of the 2003 exploration program.

News Release 03-04

Page Two

Meadowbank is host to the third largest undeveloped gold resource in Canada with six closely spaced, near surface, gold deposits totaling:

Meadowbank Project Resources - Q1/2003

Measured and Indicated	12,309,000 t grading 5.00 g/t	1,978,700 oz. gold
Inferred	9,290,000 t grading 4.20 g/t	1,254,500 oz. gold

The Company also reports that it recently submitted a Project Description Report to the Nunavut Impact Review Board (NIRB) to initiate Nunavut's mine development permitting process. NIRB will conduct a project screening in consultation with Baker Lake and other communities, Designated Inuit Organizations, Community Land and Resource Committees, Hunters and Trappers Organizations, federal and territorial government departments, and relevant wildlife management boards.  The screening process will determine the level of review required for the project within the context of the Nunavut Land Claim Agreement and existing federal legislation and will supply terms for the Environmental Impact Study.

A preliminary assessment* completed in January 2002 indicated the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of $US 168 per ounce over an eight year mine life, with 85% of production from open pit designs.

Cumberland is well financed with approximately $18.75 million in its treasury and is currently conducting a bankable feasibility study on the Meadowbank gold project.  Cumberland holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried).

CUMBERLAND RESOURCES LTD.

__________________________________

“Kerry M. Curtis, B.Sc., P.Geo.”

President and CEO

For further information contact:

Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

* Vault resource parameters

Resource estimates are based on 111 NQ diamond drill holes and a total of 5901 samples. Samples were assayed at IPL labs in Vancouver British Columbia utilizing fire assay with AA finish and fire assay with gravimetric finish on all assays yielding greater than 1 gram per tonne. QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples.  Acme Labs of Vancouver provides external reference assaying.  Resource analysis is based on 3 dimensional solid models generated from geological and assay data. Interpolation is based on compositing at 1.0 meter down-hole lengths. Inverse distance to the 2nd power with a minimum of 4 and a maximum of 20 composites to is required to interpolate grade into a block. Composites were capped at 20g/t. A 2.0 g/t cut-off grade is applied.  James McCrea, P.Geo., Manager, Mineral Resources is the Qualified Person under National Instrument 43-101. Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

* PDF resource parameters

Resource estimates are based on 24 NQ diamond drill holes and a total of 1024 samples. Samples were assayed at IPL labs in Vancouver British Columbia utilizing fire assay with AA finish and fire assay with gravimetric finish on all assays yielding greater than 1 gram per tonne. QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples.  Acme Labs of Vancouver provides external reference assaying.  Resource analysis is based on 3 dimensional solid models generated from geological and assay data. Interpolation is based on compositing at 0.75 meter down-hole lengths. Inverse distance to the 2nd power with a minimum of 2 and a maximum of 12 composites to is required to interpolate grade into a block. Composites were capped at 20g/t. A 2.0 g/t cut-off grade is applied.  James McCrea, P.Geo., Manager, Mineral Resources is the Qualified Person under National Instrument 43-101. Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

 *Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.